# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheche Group Inc., CIK 0001965473
CUSIP: G20707108
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 8TH FLOOR, DESHENG HESHENG FORTUNE PLAZA, 13-1 DESHENGMENWAI AVENUE, XICHENG DIST., BEIJING, China (F4), 100088
Date of event which requires filing of this statement: 10/23/2024
Filed by CIK 0001786998
Persons authorized to receive notices and communications: Lei Zhang, 8th Floor, Desheng Hesheng Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng Dist., Beijing, China (F4), 100088, (86) 010-5083 0911

## Reporting persons
- Lei Zhang (CIK 0001786998): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 18,596,504; shared voting power 0; sole dispositive power 18,596,504; shared dispositive power 0; aggregate amount beneficially owned 18,596,504 (23% of the class)
  Comment: (1) Representing 18,596,504 Class B Ordinary Shares directly held by Hugou Inc., a company incorporated in the British Virgin Islands, which is wholly owned by EL Capitan Inc., a company incorporated in the British Virgin Islands. GIL Trust Limited acts as the trustee for Teton Trust, the sole shareholder of EL Capitan Inc. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust, and therefore is deemed to have the sole voting and dispositive power over the Issuer's 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote. (2) Based on 80,774,744 outstanding Ordinary Shares as a single class, being the sum of 62,178,240 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of March 17, 2025, as reported in the Issuer's the post-effective amendment to the registration statement on form F-1 on form F-3 filed with the SEC on March 17, 2025.
- Teton Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,596,504; sole dispositive power 0; shared dispositive power 18,596,504; aggregate amount beneficially owned 18,596,504 (23% of the class)
  Comment: (1) Teton Trust is the sole shareholder of EL Capitan Inc., which is the sole shareholder of Hugou Inc., and therefore has shared voting and dispositive power over the Issuer's 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  (2) Based on 80,774,744 outstanding Ordinary Shares as a single class, being the sum of 62,178,240 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of March 17, 2025, as reported in the Issuer's post-effective amendment to registration statement on form F-1 on form F-3 filed with the SEC on March 17, 2025.
- GIL Trust Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,596,504; sole dispositive power 0; shared dispositive power 18,596,504; aggregate amount beneficially owned 18,596,504 (23% of the class)
  Comment: (1) GIL Trust Limited acts as the trustee for Teton Trust, the sole shareholder of EL Capitan Inc., which is the sole shareholder of Hugou Inc., and therefore has shared voting and dispositive power over the Issuer's 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  (2) Based on 80,774,744 outstanding Ordinary Shares as a single class, being the sum of 62,178,240 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of March 17, 2025, as reported in the Issuer's post-effective amendment to the registration statement on form F-1 on form F-3 filed with the SEC on March 17, 2025.
- EL Capitan Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,596,504; sole dispositive power 0; shared dispositive power 18,596,504; aggregate amount beneficially owned 18,596,504 (23% of the class)
  Comment: (1) EL Capitan Inc. is the sole shareholder of Hugou Inc., and therefore has shared voting and dispositive power over the Issuer's 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  (2) Based on 80,774,744 outstanding Ordinary Shares as a single class, being the sum of 62,178,240 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of March 17, 2025, as reported in the Issuer's post-effective amendment to the registration statement on form F-1 on form F-3 filed with the SEC on March 17, 2025.
- Hugou Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,596,504; sole dispositive power 0; shared dispositive power 18,596,504; aggregate amount beneficially owned 18,596,504 (23% of the class)
  Comment: (1) Hugou Inc. has shared voting and dispositive power over the Issuer's 18,596,504 Class B Ordinary Shares directly held by it. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  (2) Based on 80,774,744 outstanding Ordinary Shares as a single class, being the sum of 62,178,240 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of March 17, 2025, as reported in the Issuer's post-effective amendment to the registration statement on form F-1 on form F-3 filed with the SEC on March 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Name of issuer: Cheche Group Inc.
Address of issuer's principal executive offices: 8TH FLOOR, DESHENG HESHENG FORTUNE PLAZA, 13-1 DESHENGMENWAI AVENUE, XICHENG DIST., BEIJING, China (F4), 100088

## Item 2. Identity and Background
Name of person filing: Mr. Lei Zhang, Teton Trust, GIL Trust Limited, EL Capitan Inc. and Hugou Inc. are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k). Hugou Inc. is wholly owned by EL Capitan Inc. GIL Trust Limited acts as the trustee for Teton Trust, the sole shareholder of EL Capitan Inc. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust.
Residence or business address:
The business address of Mr. Lei Zhang is 8th Floor, Desheng Hesheng Fortune Plaza, 13-1, Deshengmenwai Avenue, Xicheng Dist., Beijing, 100088, the PRC.

Teton Trust is an irrevocable reversed power trust established under the laws of Cayman Islands, with its trustee's business address at Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. The registered address of GIL Trust Limited is Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. The registered address of EL Capitan Inc. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Hugou Inc. is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
The principal business of Mr. Lei Zhang is to serve as the chairman of the board of directors and the chief executive officer of the Issuer.

The principal business of each of Teton Trust, EL Capitan Inc. and Hugou Inc. is investment holding.

The principal business of GIL Trust Limited is trustee services.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: The responses of each Reporting Person to Row (6) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 23, 2024, Mutong Holdings Limited, a company wholly owned by Mr. Lei Zhang, for nil consideration, transferred 18,596,504 Class B Ordinary Shares of the Issuer, which represents all of the Issuer's outstanding Class B Ordinary Shares, to Hugou Inc., a company directly and wholly owned by EL Capitan Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
Teton Trust was established for succession planning purposes. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust. The Reporting Persons acquired the Class B Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of the Issuer's Ordinary Shares or American depositary shares (the "ADSs") either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the Ordinary Shares of the Issuer have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A* - Joint Filing Agreement dated March 28, 2025 by and among the Reporting Persons.

## Signatures
- Lei Zhang: /s/ Lei Zhang, Lei Zhang (03/28/2025)
- Teton Trust: /s/ QI Lu, QI Lu, Authorized Signatory of GIL Trust Limited, the trustee of Teton Trust (03/28/2025)
- GIL Trust Limited: /s/ QI Lu, QI Lu, Authorized Signatory (03/28/2025)
- EL Capitan Inc.: /s/ QI Lu, QI Lu, Authorized Signatory of Wiselite Capital Ltd., the director of EL Capitan Inc. (03/28/2025)
- Hugou Inc.: /s/ Lei Zhang, Lei Zhang, Director (03/28/2025)